FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2011

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                                SYNGENTA AG

Press Release:    "USDA approves Corn Amylase Trait for Enogen TM”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Media contact: Médard Schoenmaeckers Switzerland +41 61 323 2323 Paul Minehart US +1 202 737 8913	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Claire Hinshelwood Switzerland +41 61 323 7812 USA +1 202 737 6520

Basel, Switzerland, February 11, 2011

USDA approves Corn Amylase Trait for EnogenTM

•	First corn output trait for ethanol industry

•	Enables ethanol industry to improve efficiency and profitability

•	Significant environmental benefits

Syngenta announced today it has received full deregulation for its corn amylase trait from the U.S. Department of Agriculture (USDA). This is the first genetically modified output trait in corn for the ethanol industry. By enabling expression of an optimized alpha-amylase enzyme directly in corn, dry grind ethanol production can be improved in a way that can be easily integrated into existing infrastructure. Syngenta will sell corn seed with the amylase trait as Enogen corn seed.

“Enogen corn seed offers growers an opportunity to cultivate a premium specialty crop. It is a breakthrough product that provides U.S. ethanol producers with a proven means to generate more gallons of ethanol from their existing facilities,” said Davor Pisk, Chief Operating Officer. “Enogen corn also reduces the energy and water consumed in the production process while substantially reducing carbon emissions.”

Enogen corn seed will be available from the coming growing season. This year, Syngenta plans to work with a small number of ethanol plants and corn growers in close proximity and prepare for larger scale commercial introduction in 2012.  Production of Enogen corn will be managed by Syngenta using a contracted, closed production system.

The corn amylase trait in Enogen has already been approved for import into Australia, Canada, Japan, Mexico, New Zealand, Philippines, Russia and Taiwan, and for cultivation in Canada.

Syngenta is one of the world's leading companies with more than 26,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com.

Syngenta – February 11, 2011 / Page 1 of 2

Enogen™ and the Syngenta logo are trademarks of a Syngenta Group Company.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – February 11, 2011 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG
Date:	February 11, 2011	By:	/s/ Daniel Michaelis
			Name:	Daniel Michaelis
			Title:	Senior Corporate Counsel

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Deputy Head Shareholder Services & Group Administration